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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)



                            Chicago Title Corporation
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                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                   168228 10 4
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                                 (CUSIP Number)


                                   F.M. Kirby
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    Copies of all notices should be sent to:

                               Thomas J. Bianchini
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800

                               September 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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         This statement relates to the common stock, par value of $1.00 per share (the "Common Stock"), of Chicago Title Corporation, a Delaware corporation ("Chicago Title"). This statement amends the Schedule 13D Statement of Mr. F.M. Kirby dated June 17, 1998 by supplementing Items 4 and 6, and by amending and restating Items 5(c) and 7 in their entirety, as follows:

Item 4.  Purpose of Transaction.

         On September 16, 1999, Mr. F.M. Kirby executed a letter agreement regarding the voting of certain shares of Common Stock of Chicago Title, as described in Item 6 below.

Item 5.  Interest in Securities of the Issuer.

         (c) On September 16, 1999, Mr. F.M. Kirby executed a letter agreement regarding the voting of certain shares of Common Stock of Chicago Title, as described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On September 16, 1999, Mr. F.M. Kirby executed a letter agreement (the "Letter Agreement") pursuant to which he agreed, for a period ending upon the earlier of the consummation of the transactions contemplated by the Agreement and Plan of Merger dated as of August 1, 1999 (the "Merger Agreement") by and between Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and Chicago Title or the termination of the Merger Agreement, to vote all shares of Common Stock of Chicago Title over which he exercises voting power in a non-fiduciary capacity at the meeting of the stockholders of Chicago Title called by Chicago Title for the purpose of seeking approval and adoption of the Merger Agreement and the transactions contemplated thereby, in favor of such approval and adoption. The Letter Agreement provides that it shall terminate, and be of no further force and effect, in the event that the Merger Agreement is amended so that the terms thereof, in Mr. F.M. Kirby's reasonable judgment, are less favorable to the stockholders of Chicago Title. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of such document, which is filed as an exhibit hereto and incorporated herein by reference. The Merger Agreement, filed as an exhibit to Chicago Title's Current Report on Form 8-K dated August 4, 1999, was amended as of October 13, 1999, and the Merger Agreement as amended was filed as an appendix to Fidelity's Registration Statement on Form S-4 filed on October 15, 1999.

Item 7.  Materials to be Filed as Exhibits.

         The document listed hereunder is filed as an exhibit hereto.

    Exhibit Number                                    Description of Exhibit
    --------------                                    ----------------------
           1             Letter Agreement dated September 16, 1999 between F.M. Kirby and Fidelity
                         National Financial, Inc.


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        October 14, 1999

                                                     /s/ F.M. Kirby
                                                     ------------------
                                                     F.M. Kirby


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                                Index to Exhibits

     Exhibit Number                                    Description of Exhibit
     --------------                                    ----------------------
           1              Letter Agreement dated September 16, 1999 between F.M. Kirby and Fidelity
                          National Financial, Inc.